TCW\DW Global Telecom Trust

Item 77.C Matters Submitted to a Vote of Securities Holders
- June 8, 1999

     Approval of an Agreement and Plan of Reorganization, dated February 25, 1999, between TCW/DW Global Telecom Trust ("Global Telecom") and Morgan Stanley Dean Witter Global Utilities Fund ("Global Utilities"), pursuant to which substantially all of the assets of Global Telecom would be combined with those of Global Utilities and shareholders of Global Telecom would become shareholders of Global Utilities receiving shares of Global Utilities with a value equal to the value of their holdings in Global Telecom.

For: 6,148,271      Against:  466,990        Abstain:
550,059